

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2020

John M. Butler
President and Chief Executive Officer
Insurance Acquisition Corp.
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re:** **Insurance Acquisition Corp.**
> **Form S-4**
> **Exhibit No. 10.20**
> **Filed August 19, 2020**
> **File No. 333-239896**

Dear Mr. Butler:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance